O2Micro Announces Divestiture of its Intelligent E-Commerce Group and Licensing of its Technology to Axland Corporation

GEORGE TOWN, Grand Cayman, January 30, 2013. O2Micro® International Limited (“Company”; NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the completion of the divestiture of its Intelligent E-Commerce Group (“Group”). This divestiture was consummated by the Company’s discontinuation of the operating activities of the Group, reducing the Group’s workforce, and licensing the Group’s intellectual property and technology to one of Company’s distributors, Axland Corporation (“Axland”), which will service the Group’s existing customers as well as continue product development.  This divestiture is the result of the initial announcement the Company made in August 2012 regarding its intentions to evaluate strategic alternatives for the Group.

This divestiture is part of the Company's continuing efforts to align its resources and expenses on the Company’s core strength of high-performance, analog integrated circuits. The Company expects to realize a net cost savings of approximately $6.0-$7.0 million in 2013. One-time restructuring costs and charges associated with this move are estimated at approximately $3.3 million, which were recorded in the fourth quarter of 2012.

Sterling Du, Chairman and CEO of O2Micro commented, "We licensed our Intelligent E-Commerce Group technology to Axland, who we feel is well-positioned to provide continuous service and support to Notebook PC customers at a level they have come to expect.  O2Micro continues to focus its efforts on the high-performance analog Power Management IC business.”

O2Micro will announce its financial results for the fourth quarter and fiscal year 2012, which ended December 31, 2012, on Wednesday, January 30, 2013.  O2Micro’s Management Team will answer questions related to its fourth quarter financial results and this announcement on its previously announced fourth quarter financial results conference call on Wednesday, January 30, 2013 at 6:00 a.m. (PST), 9:00 a.m. (EST).

Dial-in information is as follows:
In the U.S. and CANADA:	888-428-9473, pass code #8044151
INTERNATIONAL participants:	719-325-2420, pass code #8044151

A replay of the call will be available by phone until February 6th using the following dial-in information.

In the U.S. and CANADA:	888-203-1112, pass code #8044151
INTERNATIONAL participants:	719-457-0820, pass code #8044151

A live webcast will also be available on the Company's website at http://ir.o2Micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 22,390 patent claims granted, and over 24,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Scott L. Anderson
Director of Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email: scott.anderson@o2micro.com